SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general as follows:

On June 30, 2011, we filed a Form 12b-25 with the US Securities and Exchange Commission (the SEC) notifying the SEC that we had been unable to finalize all the information required for our annual report on Form 20-F for the year ended December 31, 2010 (the 2010 20-F) by the June 30, 2011 prescribed filing date.  Accordingly, the deadline to file our 2010 20-F was extended to July 15, 2011 in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

The delay was a result of the fact that the Company prepared its financial statements as of and for the year ended December 31, 2010 for the first time in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result of this first time adoption, the Company was not able to complete its financial statements as of and for the year ended December 31, 2010 for filing with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on March 31, 2011 and instead filed on May 20, 2011. This had the effect of delaying the filing of its interim financial statements prepared in accordance with IFRS for the first quarter of 2011, from May 15, 2011 to June 20, 2011. The Company’s 2010 Form 20-F will, for the first time, include its financial statements prepared in accordance with IFRS (which prior to 2010 were prepared in accordance United States Generally Accepted Accounting Practices). As a result of the delays described above in relation to the Company’s IFRS financial statements, the Company was unable to complete the filing of its 2010 Form 20-F by June 30, 2011

On the date of the filing of the Form 12b-25, we believed that we would be able to complete all required information and file our 2010 20-F by July 15, 2011. However, as a result of the substantial ongoing workload resulting from the delays described above the Company will be unable to complete and file its 2010 20-F by July 15, 2011.   We expect that the remaining work to finalize our IFRS financial statements will be completed by August 10, 2011 and our management is committed to filing our 2010 20-F by that date

Rio de Janeiro, July 15, 2011.

Armando Casado de Araujo

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 15, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.